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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                  SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934




                  CONSOLIDATED CAPITAL OF NORTH AMERICA, INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  208892 20 8
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 29, 1999
  -----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


        [ ] Rule 13d-1(b)

        [X] Rule 13d-(c)

        [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 4 pages

 CUSIP NO. 208892 20 8                             13G                                 PAGE 2 OF 4 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |           USX CORPORATION                                                                         |
|     |                                                                                                   |
|     |           IRS Employer Identification No. 25-0996816                                              |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 |
|     |                                                                                                   |
|     |           (a) [   ]                                                                               |
|     |           (b) [ X ]                                                                               |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |           Delaware                                                                                |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |     4,784,689 shares   -    9.4%                                |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |     Not applicable.                                             |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |     4,784,689 shares   -    9.4%                                |
|                               |-------|-----------------------------------------------------------------|
|           PERSON WITH         |     8 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|                               |       |     Not applicable.                                             |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |           4,784,689                                                                               |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                 |
|     |                                                                                                   |
|     |           Not applicable.                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     |           9.4%                                                                                    |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |           CO                                                                                      |
-----------------------------------------------------------------------------------------------------------
                                    *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 4 pages
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ITEM 1. (a)  NAME OF ISSUER:

             The name of the Issuer is Consolidated Capital of North America, Inc. ("Issuer").


ITEM 1. (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             The address of the Issuer's principal executive offices is 410 17th Street, Suite 400, Denver, Colorado 80202.

ITEM 2. (a)  NAME OF PERSON FILING:

             The name of the person filing is USX Corporation ("USX").


ITEM 2. (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             USX's principal business office is located at 600 Grant Street, Pittsburgh, Pennsylvania 15219-4776.

ITEM 2. (c)  CITIZENSHIP:

             USX is a Delaware corporation.

ITEM 2. (d)  TITLE OF CLASS OF SECURITIES:

             The title of the class of securities of the Issuer held by USX is "Common Stock."

ITEM 2. (e)  CUSIP NUMBER:

             The CUSIP Number of the subject securities is 208892 20 8.


ITEM 3.

             Not applicable.



ITEM 4.      OWNERSHIP


             (a)     Amount beneficially owned:
                     As of January 29, 1999, USX owned 4,784,689 shares of the subject securities (hereinafter, the "USX Securities"). USX also owned as of January 29, 1999 a $2 million promissory note convertible at any time into 9,569,378 common shares. The shares and convertible note were issued in connection with the settlement of debt owed to USX by Toledo Pickling and Steel Sales, Inc. which was acquired by the Issuer.

             (b)     Percent of class:
                     According to the Issuer, 51,071,150 shares of the subject securities were outstanding as of January 25, 1999. The amount of shares set forth in Item 4(a) is, therefore, 9.4% of the class of such securities outstanding on January 25, 1999.


             (c)     Number of shares as to which the person has:

                     (i) Sole power to vote or to direct the vote: As of January 29, 1999, USX has the sole power to vote or direct the vote of 4,784,689 shares of the subject securities.

                     (ii) Shared power to vote or to direct the vote: As of January 29, 1999, USX did not have shared power to vote or direct the vote of any securities of the Issuer.


                                  Page 3 of 4 pages
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                    (iii)   Sole power to dispose or to direct the disposition
                            of: As of January 29, 1999, USX had the sole power to dispose of or direct the disposition of 5,483,600 shares of the subject securities.

                    (iv) Shared power to dispose or to direct the disposition of: As of January 29, 1999, USX did not have shared power to dispose of or direct the disposition of any securities of the Issuer.



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         No person, other than USX, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the USX Securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         USX does not represent a "group" filing this schedule pursuant to Rule 13-d-1(b)(ii)(H).

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     March 17, 1999
                                             ---------------------------------
                                                          Date

                                             /s/ Edward F. Guna
                                             ---------------------------------
                                             Edward F. Guna
                                             Vice President & Treasurer










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